Exhibit 14.1
CODE OF BUSINESS CONDUCT
October 2007

TABLE OF CONTENTS

1. Introduction	3

2. Questions Concerning this Code	3

3. Conflicts of Interest	4

4. Business Gifts and Entertainment	5

5. Public Disclosure	5

6. Maintaining Accurate Accounts and Records	5

7. Compliance with Laws	6

8. Fair Dealing	7

9. Protection and Proper Use of Company Assets	7

10. Confidential Information	7

11. Work Place Practices	8

12. Reporting Violations of this Code	8

13. Other Matters	9

1. Introduction
This Code of Business Conduct summarizes many of the legal and ethical business standards that govern the conduct of each person who works for or represents Exterran. The Code of Business Conduct applies to UCO GP, LLC. and its subsidiaries and affiliates, including Exterran Partners, L.P. (collectively, referred to in the Code of Business Conduct as the “Company” or “Exterran”). All of Exterran’s directors, officers and employees are responsible for learning and complying with the laws and regulations that apply to their assigned duties, including the policies and procedures adopted by the Company from time to time. We also expect our suppliers, vendors, contractors and partners to abide by the principles described in our Code of Business Conduct.
Managers of each business unit must take the steps necessary to assure full compliance with the laws and regulations that apply to their business unit.
This Code is intended to provide a source of guiding principles on how to conduct Exterran’s day-to-day activities responsibly and with integrity. We expect you to seek advice whenever you are unsure about a particular situation.
The purpose of this Code is to promote:
•	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	Full, fair, accurate, timely and understandable disclosure in the Company’s public communications and its reports and documents filed with, or submitted to, the Securities and Exchange Commission;

•	Compliance with applicable governmental laws, rules and regulations as well as Exterran policies and procedures;

•	The prompt internal reporting of violations of this Code to an appropriate person or persons identified in the Code; and

•	Accountability for adherence to the Code.
2. Questions Concerning this Code
The Code of Business Conduct will not give you an answer for every situation. You should address questions concerning the applications of laws, this Code of Business Conduct or any other Company policy as follows:
•	You are always encouraged to direct questions to your Supervisor or Manager, your Human Resources representative or the Legal Department. You are also encouraged to report violations or suspected violations to these persons as well as the Compliance Hotline, or in certain circumstances the Audit Committee of the Company’s Board of Directors. Please review Article 12 of this Code of Business Conduct for further information on reporting violations.

Questions or suspected violations may be anonymously made
through the Company’s Compliance Hotline:
1(800)281-5439 (Inside North America)
1(832)554-4859 (Outside North America)
Please also see Article 12 below regarding information on reporting violations

3. Conflicts of Interest
A “conflict of interest” occurs when an individual’s private interest interferes or appears to interfere with the interests of the Company. A conflict of interest can arise when a person takes actions or has interests that make it difficult to perform his or her work objectively and effectively. Exterran does not allow its employees, officers or directors to engage in activities which involve a conflict of interest unless they receive prior approval. In particular, an employee, officer or director or other individual dealing with Exterran must never use or attempt to use his or her position at the Company, or his or her relationship with the Company, to obtain any personal benefit for himself or herself or for any other person. Each person who works for or represents Exterran has an obligation at all times to promote Exterran’s best interests, and it is of the utmost importance that even the appearance of a conflict of interest be avoided.
Exterran Holdings. For the avoidance of doubt, an employee’s, officer’s or director’s employment with or service to Exterran Holdings, Inc., and any employment benefits or compensation received as a result of such employment or service or an individual’s ownership interest in Exterran Holdings, Inc. will not constitute a conflict of interest under this Code of Business Conduct.
Employees, officers or directors should disclose any current or potential conflicts of interest to the Company’s Chief Compliance Officer. The Chief Compliance Officer will review, investigate and respond to the reported conflict in accordance with the Company’s guidelines and procedures. Only the independent members of the Board of Directors may approve any conflict or potential conflict of interest involving a director, executive officer or Designated Officer. Additionally, a director who is deemed to have a potential interest must recuse himself or herself from any discussions or decisions in the matter under review. A Designated Officer means any one of the following Company officers or employees: principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions.
While it is impossible to list every circumstance giving rise to possible conflicts of interest, it would likely be considered a conflict for an employee, officer or director to engage in any of the activities described in the following paragraphs, without first disclosing the activities to the Company and obtaining prior written approval.
•	Investments in Competitors, Customers and Suppliers – Ownership by an employee, officer or director or any member of his or her immediate family (i.e. spouse, children, parents, brothers and sisters) of a substantial financial interest in any outside concern that does or is seeking to do business with Exterran, or is a competitor of Exterran.
•	Outside Business Activities – Active participation in any outside business by an employee or officer, that could interfere with his or her ability to devote proper time and attention to the Company or active participation in any outside business by an officer, director or employee, or any member of his or her immediate family that is seeking to do business with Exterran, or is a competitor of Exterran.
•	Taking a Business Opportunity – The taking of a business opportunity would include an employee, officer or director (a) taking for him or herself personally an opportunity discovered through the use of Company property, information or position for personal gain; (b) using Company property, information or position for personal gain; and (c) competing with the Company.
•	Loans – Company loans to, or guarantees of obligations of, directors or executive officers or their family members. Additionally, loans to, or guarantees of obligations of other employees must be reviewed and approved in advance by the Company’s Chief Compliance Officer.

4. Business Gifts and Entertainment
The giving and receiving of appropriate business gifts and entertainment is a common business practice and is designed to create good will and build sound working relationships and understanding among business partners. Although world customs about gifts and entertainment vary, one principle is clear: an employee should not accept any gift, favor or entertainment if doing so will obligate, or appear to obligate or unduly influence the employee.
The types of gifts and entertainment that are appropriate to give or receive depend on many factors. If the gift, meal or entertainment in question is lavish or frequent, or unusual for the receiver’s job or community, it is probably not acceptable. If you are in the middle of negotiations or bid evaluations, extra care is merited. Never offer or accept gifts of cash or securities.
Dealing with government employees is often different than dealing with private persons. Many governmental bodies strictly prohibit the receipt of any gratuities, gifts and entertainment by their employees, including meals. Persons dealing with government employees and foreign officials must notify and seek approval from the Legal Department of any intent to provide gifts or entertainment to such government employees or foreign officials to ensure compliance with the U.S. Foreign Corrupt Practices Act and other relevant laws.
5. Public Disclosure
Employees, officers and directors, involved in Exterran’s public disclosures must comply with the disclosure controls and procedures for their area of responsibility, so that the Company’s public statements and filings comply with the applicable laws, rules and regulations. The Designated Officers as well as the employees and officers with a direct or supervisory role in the public disclosure process should take appropriate steps to ensure the Company makes full, fair, accurate, timely and understandable disclosures.
The Designated Officers, as well as each employee, officer or director involved in the Company’s disclosure process, will:
•	Familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company to the extent appropriate within his or her area of responsibility.
•	Promptly bring to the attention of the Company’s Disclosure Committee any material information that affects the disclosures made by the Company in its public filings and assist the Disclosure Committee in fulfilling its responsibilities as specified in the Disclosure Committee charter and Company policies.
•	Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators and self-regulatory organizations.
•	Properly review and critically analyze proposed disclosure for accuracy and completeness, or, where appropriate, delegate this task to others.
6. Maintaining Accurate Accounts and Records
Exterran requires honest and accurate recording and reporting of information in order to make responsible business decisions. All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must accurately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets must not be maintained. All employees are responsible for ensuring that the preparation and maintenance of the Company’s records and accounts that they are involved with (including expense reports) comply with these requirements.
Records should always be retained or destroyed according to the Company’s Records Retention Policy. In the event of any investigation, or suspected investigation or litigation potentially involving a record which has been scheduled for destruction under the Company’s Records Retention Policy, employees should suspend all scheduled destruction and consult the Company’s Legal Department prior to proceeding.
7. Compliance with Laws
In conducting the Company’s affairs and in their private affairs outside the Company which in any way can affect the Company, all employees should exercise good judgment and the highest ethical standards. All employees must respect and obey the laws of the cities, states and countries in which we operate both in letter and in spirit. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel, including if needed the Legal Department. Certain key laws and regulations are described below:
Anti-Boycott Laws. The anti-boycott laws of the United States prohibit boycotts and restrictive trade practices against businesses located in a country friendly to the United States or against a United States person, firm or corporation. These laws also prohibit the furnishing of information relating to businesses located in a country friendly to the United States. These laws require that the Company report receipt of requests to participate in any such activity or to provide any such information. Requests sometimes appear in bid invitations and shipping documents. Receipt of any such request should immediately be reported to the Company’s Legal or Trade Control Departments and no action on the request or bid invitation should be made until further direction from the Legal or Trade Control Departments is received.
Improper Payments and Anti-Bribery Laws. The U.S. Foreign Corrupt Practices Act (commonly referred to as the FCPA) prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business and contains important related accounting and bookkeeping obligations. It is strictly prohibited to make illegal payments to government officials or candidates of any country. Most, but not all, countries around the world now have similar laws in place. This prohibition governs our worldwide operations and will take precedence, even if local law is less restrictive in our international areas of operation. The anti-bribery laws can be interpreted very broadly; employees should closely review the Company’s policy of compliance under the FCPA and contact the Chief Compliance Officer or the Legal Department if you are unsure of any practice or transaction.
Anti-Trust and Competition Laws. We seek to outperform our competition fairly and honestly. We seek competitive advantages through superior products and performance, never through unethical or illegal business practices. All employees should endeavor to deal fairly with the Company’s customers and suppliers. Employees should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is a violation of the Code and of law. Discussions or communications with any representative of a competitor concerning past, present or future prices, pricing policies, bids, discounts, promotions, terms or conditions of sales, royalties, choice of customers, territorial markets or production quotas is strictly prohibited. It follows, of course, that there must never be any agreement, express or implied, with a competitor concerning these subjects. Exterran’s prices must be determined independently, in light of Exterran’s costs, market conditions and competitive prices.
Export and Import Compliance. The Company complies with all applicable trade regulations that govern our business in the countries in which we operate and/or conduct business. This includes U.S. trade control laws, rules and regulations as well as any local requirements placed on our non-U.S. based entities. Employees who are involved with the import, export or re-export of goods, services or technology are responsible for obtaining and maintaining a working knowledge of the portions of the various trade control laws which apply to their duties and to contact the Trade Control or Legal Departments should questions arise.
Environmental Laws. Exterran recognizes that it is the responsibility of each of its global operations to comply with the laws and regulations designed to protect the vital natural resources of clean air, water and land. Environmental protection and prevention of pollution are the responsibility of every employee. Each employee shall comply with all environmental laws, environmental regulations and Company environmental practices applicable to his or her workplace.
Political Contributions. Many governments, including the U.S., have laws prohibiting or regulating corporate contributions to political parties, campaigns or candidates in the form of cash or the use of Company facilities, automobiles, computers, mail services or personnel. Certain contributions may be prohibited by Company policy even if otherwise permitted by law. Any proposed corporate contributions must be approved in writing in advance by your supervisor and the Chief Compliance Officer or the Legal Department.
Securities Laws and Insider Trading. It is illegal for any person to profit from nonpublic information relating to the Company. Anyone who is in possession of any material nonpublic information about Exterran or any other company (including customers, suppliers or partners) may not purchase or sell any stock or securities of Exterran Partners, L.P., Exterran Holdings, Inc. or such other company. Equally important, nonpublic information may not be passed along to others. If you are uncertain about the legal rules that apply to your sale or purchase of Exterran stock or securities, or the securities of another company described above, you should consult with the Company’s Legal Department before you purchase or sell.
8. Fair Dealing
We do not seek competitive advantages through illegal or unethical business practices. Each employee, officer and director should endeavor to deal fairly with Exterran’s customers, suppliers, competitors and employees. No employee, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any unfair dealing practice.
9. Protection and Proper Use of Company Assets
Employees, officers and directors should protect the Company’s assets and ensure their efficient use. Company assets should be used only for legitimate business purposes.
10. Confidential Information
Employees, officers and directors must maintain the confidentiality of confidential information entrusted to them by the Company or its customers and suppliers. These individuals are prohibited from using confidential information unless in furtherance of Exterran’s business. Disclosure of confidential information is prohibited except when such disclosure is protected by agreement or required by laws or regulations. Confidential information includes trade secrets, know-how, customer lists, business plans, financial data and most other non-public information. Confidential information may not be discussed with anyone, including family or business or social acquaintances. Confidential information may not be discussed with other employees unless they have a clear right and need to know. The obligation to preserve confidential information continues even after employment ends.

11. Work Place Practices
Equal Employment Opportunity. The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment. In order to provide such equal employment and advancement opportunities to all individuals, employment decisions at Exterran are based on merit, qualifications and abilities. Exterran does not discriminate in employment opportunities or practices on the basis of race, color, religion, sex, national origin, citizenship, age, veteran status, disability, or any other characteristic protected by law and will not tolerate any discrimination or harassment of any kind.
Workplace Health and Safety. The Company strives to provide a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all co-workers, and others by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.
Workplace Violence. The Company will not tolerate violence of any kind in the workplace. The Company expects differences to be resolved through discussion and, if necessary, through the assistance of supervisory personnel or the Company’s Human Resources Department. Any person who has been threatened with, or subjected to, physical violence should report it immediately to his or her supervisor or the Company’s Human Resources Department. In addition, to minimize the risk to all persons working on the Company’s premises or at a Company work location, anyone who is being threatened by someone outside the Company should report such threats to his or her supervisor or the Company’s Human Resources Department.
Illegal Drugs and Alcohol. The Company expects persons performing services for the Company to perform their duties free from the influence of alcohol and illegal drugs. Reporting to work under the influence of alcohol or any illegal drug is strictly prohibited and may result in discipline, up to and including termination of employment or service agreement.
Contraband. The manufacture, use, possession, distribution or sale of contraband on Company premises or while in transit to or from Company premises by persons performing services for the Company is strictly prohibited. Company premises include all facilities, offices and property of the Company or its customers, contractors or suppliers. Contraband includes alcoholic beverages, illegal drugs, firearms, weapons, explosives and ammunition and stolen property or the unauthorized possession of any property belonging to the Company.
12. Reporting Violations of this Code
The Company is committed to promptly addressing reports of actual or suspected violations of this Code or other integrity concerns relating to the Company’s business activities, including that of its customers, suppliers and vendors; the conduct of employees, officers or directors in the workplace or on Company business; or accounting, including internal accounting controls, or auditing matters.
You are encouraged to report violations to your supervisor, the Human Resources Department, the Legal Department or by calling the Company’s Compliance Hotline.

Exterran Compliance Hotline
1(800)281-5439 (Inside North America)
1(832)554-4859 (Outside North America)

Your report may be anonymous, although the Company encourages you to make such reports on a non-anonymous basis to facilitate investigation.
In making a report, you should provide as much detail as possible to aid in the Company’s investigation of the situation. The Company will take appropriate action to learn about and resolve the issue. Reports will be kept confidential to the extent possible and consistent with the Company’s obligation to investigate and to take appropriate action in response to the report.
If a suspected violation involves accounting or auditing matters, you are strongly encouraged to make your report directly to the Audit Committee of the Board of Directors at:
Chairperson Audit Committee Board of Directors
4444 Brittmoore Road
Houston, TX 77041
Email: auditchair@exterran.com
If you are not comfortable in making a report on accounting or auditing matters directly to the Audit Committee chairperson you may also make a report in any of the other ways listed above.
No Retaliation for Reporting Violations of this Code
The Company does not permit, authorize or tolerate any retaliation or adverse action against any person for making a report pursuant to this Code or for participating in an investigation regarding a violation or suspected violation of any applicable laws, rules or regulations, or of any provision of this Code. Exterran personnel engaging in retaliation will be subject to discipline, up to and including termination. If you believe that you have been subject to retaliation for making a report or participating in an investigation, you should report such suspected retaliation to:
•	the Human Resources Department or the Legal Department, or

•	the Audit Committee, if your reports or participation involved, accounting or audit matters, or

•	the Compliance Hotline.
The Human Resources Department, Legal Department or the Audit Committee, as appropriate, will fully investigate the matter.
13. Other Matters
Enforcement. Exterran may take disciplinary action against employees, officers and directors who fail to comply with this Code of Business Conduct or to cooperate with any investigation. In addition, any supervisor, manager or officer who directs, approves or condones infractions or possible infractions of this Code of Business Conduct, or has knowledge of infractions and does not report them, will be subject to disciplinary action. Disciplinary action may include termination, suspension, and referral for criminal prosecution or reimbursement to the Company or others for losses resulting from the violation. If the reporting person is involved in the Code violation, the fact that he or she voluntarily reported the violation will be given consideration by the Company in any resulting disciplinary action.
Compliance Standards. The Company’s Chief Compliance Officer is responsible for applying this Code of Business Conduct and the Company’s policies to specific situations and has the authority to interpret the provisions of this Code of Business Conduct in any particular situation. Any questions relating to how the provisions of this Code should be interpreted or applied should be addressed to the Company’s Chief Compliance Officer. In the absence of the Company’s named Chief Compliance Officer, the General Counsel will act as the Chief Compliance Officer.

Waivers of this Code of Business Conduct. From time to time, the Company may waive some provisions of this Code of Business Conduct. Any employee, officer or director who believes that a waiver may be necessary should contact the Company’s Chief Compliance Officer. Waivers for directors, executive officers and other Designated Officers may only be made by the Board of Directors or a committee of the Board, and must promptly be disclosed to the Company’s stockholders. “Designated Officer” means any one of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.
The Code of Business Conduct is Available on our Website. This Code of Business Conduct can be found on Exterran’s website at www.exterran.com. Any change to this Code of Business Conduct will be disclosed to the public on our website promptly after the change is made. The Code of Business Conduct may be changed at any time at the sole discretion of Exterran.
The Code is not a Guaranty of Employment. This Code of Business Conduct is not a contract, express or implied, guaranteeing employment for any specific duration.